Exhibit (k)(8)

OAKTREE DIVERSIFIED INCOME FUND INC.

SHAREHOLDER SERVICING FEE EXPENSE LIMITATION AGREEMENT

THIS SHAREHOLDER SERVICING FEE EXPENSE LIMITATION AGREEMENT (the “Agreement”) is effective as of the 1st day of November, 2021, by and between Oaktree Diversified Income Fund Inc. (the “Fund”), and each of the Fund’s classes of shares (each, a “Class”) listed on Appendix A, and the Fund’s investment adviser, Oaktree Fund Advisors, LLC (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of the Investment Advisory Agreement between the Fund and the Adviser, dated as of the 1st day of November, 2021 (the “Investment Advisory Agreement”); and

WHEREAS, the Adviser has contractually agreed to waive all or a portion of its investment advisory fees and/or to reimburse certain expenses of the Fund pursuant to the terms and provisions of the Operating Expenses Limitation Agreement between the Fund and the Adviser, dated as of the 1st day of November, 2021 (the “Expense Limitation Agreement”); and

WHEREAS, the Fund may charge up to 0.25% for shareholder servicing fees paid to intermediaries such as banks, broker-dealers, financial advisers or other financial institutions, for sub-administration, sub-transfer agency and other shareholder services associated with shareholders whose shares are held in omnibus, other group accounts or accounts traded through registered securities clearing agents; and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser has limited the Operating Expenses for each Class (as that term is defined in paragraph 2 of this Agreement) at no more than 2.10% for Class D Shares and 2.85% for Class T Shares (the “Expense Cap”), pursuant to the terms and provisions of the Expense Limitation Agreement; and

WHEREAS, the Adviser desires to limit the Shareholder Servicing Fees for each Class (as that term is defined in paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Fund desires to allow the Adviser to implement those limits on behalf of each Class; and

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.           LIMIT ON SHAREHOLDER SERVICING FEES. The Adviser hereby agrees to limit the Shareholder Servicing Fees for each Class of the Fund to an annual rate, expressed as a percentage of the average annual net assets of each of the Fund’s respective Classes to the amounts listed in Appendix A (the “Annual Limits”). In the event the current Shareholder Servicing Fees of a particular Class of the Fund, as accrued each month, exceeds its Annual Limits, the Adviser will pay to the Fund, on behalf of that Class, on a monthly basis, the excess expense within a reasonable time after being notified that an excess expense payment is due. However, in the event the current Operating Expenses of a particular Class of the Fund, as accrued each month, are less than the Expense Cap, this Agreement will continue to limit the Shareholder Servicing Fees for each Class to the extent necessary to maintain the Annual Limits. In the event that the current Shareholder Servicing Fees of a particular Class of the Fund, as accrued each month, exceeds its Annual Limits, the Adviser will pay to the Fund, on behalf of that Class, on a monthly basis, the excess expense within a reasonable time after being notified that an excess expense payment is due.

2.           DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each Class of the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, the Adviser’s administration fee detailed in the Administration Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, brokerage commissions and other transactional expenses, acquired fund fees and expenses, interest, taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the Fund’s business.

3.           REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement made in the prior three fiscal years. The Fund agrees to repay the Adviser, out of assets belonging to the Fund, any Shareholder Servicing Fees up to 0.25% of the Annual Limit paid, reimbursed or otherwise absorbed by the Adviser, during the term of this Agreement, provided that the Fund may only make repayments to the Adviser if such repayment does not cause Fund Shareholder Servicing Fees (after the repayment is taken into account) to exceed the lesser of: (1) the Annual Limits in place at the time such amounts were waived; and (2) the Fund’s current Annual Limits.

4.           TERM. This Agreement shall become effective on the date specified herein and shall remain in effect indefinitely and for a period of not less than one year, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.           TERMINATION. The Adviser may by notice in writing to the Fund terminate, in whole or in part, its obligation under Section 1 to reduce its fees and bear expenses with respect to the Fund in any period following the date specified in such notice (or change the percentage specified on Appendix A with respect to any Class of shares of the Fund), provided however that this Agreement may not be terminated by the Adviser, nor may it be amended to increase the Annual Limits set forth in Appendix A, prior to December 31, 2022. Thereafter, this Agreement may be extended, terminated, or modified by the Adviser in its sole discretion and at any time. This Agreement will automatically terminate, with respect to each Class of the Fund, if the Investment Advisory Agreement of the Fund is terminated, with such termination effective upon the effective date of such Investment Advisory Agreement’s termination.

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6.           ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.           SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.           GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended, and any rules and regulation promulgated thereunder.

[SIGNATURE PAGE TO FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

OAKTREE DIVERSIFIED INCOME FUND INC. on behalf of the Fund’s Classes listed on Appendix A		OAKTREE FUND ADVISORS, LLC

By:	/s/ Brian F. Hurley	By:	/s/ Ting He
Name: Brian F. Hurley		Name: Ting He
Title: President		Title: Senior Vice President

		By:	/s/ Brian Price
Name: Brian Price
Title: Senior Vice President

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APPENDIX A

Fund	Shareholder Servicing Fee Annual Limit
Oaktree Diversified Income Fund Inc.
Class D	0.10%
Class T	0.10%

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